EXHIBIT 99.1
FORM 51-102F3
Material Change Report

ITEM 1.               NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
                              106 Front Street East, Suite 400
                              Toronto, ON   M5A 1E1

ITEM 2.               DATE OF MATERIAL CHANGE

November 18, 2011

ITEM 3.               NEWS RELEASE

Issued November 18, 2011 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.               SUMMARY OF MATERIAL CHANGE

The Issuer announced that the the marketed offering of flow-through shares announced on November 14, 2011 had been fully subscribed for gross proceeds of up to $27.4 million.

ITEM 5.               FULL DESCRIPTION OF MATERIAL CHANGE

The offering consists of flow-through common shares from treasury of the Issuer at an average price of $27.36 per flow-through common share (a 20% premium to the closing price on the TSX on the day the offering was priced and announced).

The offering is being made by way of a private placement to accredited investors in British Columbia, Alberta, and Ontario, and in such other provinces or territories as mutually agreed to between the Issuer and the agent. The offering is scheduled to close on or about December 6, 2011, and is subject to certain conditions including, but not limited to, the receipt of executed subscription agreements, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE-Amex, and the relevant securities regulatory authorities.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.               OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.               EXECUTIVE OFFICER

Contact:  Rudi Fronk, President

Telephone:  (416) 367-9292

ITEM 9.               DATE OF REPORT

November 18, 2011

ANNEX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	November 18, 2011

Seabridge Gold $27.4 million Flow-Through Financing Fully Subscribed

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Toronto, (Canada) – Seabridge Gold Inc. (TSX:SEA; NYSE-Amex:SA) (the “Company”) announces that it has been advised by Stonecap Securities Inc. (the “Agent”) that the previously announced marketed offering of flow-through common shares (the “Offering”) has been fully subscribed for gross proceeds of $27.4 million.

The Offering is being made by way of a private placement to accredited investors in British Columbia, Alberta, and Ontario, and in such other provinces or territories as mutually agreed to between the Company and the Agent. The Offering is scheduled to close on or about December 6, 2011, and is subject to certain conditions including, but not limited to, the receipt of executed subscription agreements, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE-Amex, and the relevant securities regulatory authorities.

The Offering consists of flow-through common shares (the “Flow-Through Common Shares”) from treasury of the Company at an average price of $27.36 per Flow-Through Common Share (a 20% premium to the closing price on the TSX on the day the Offering was priced and announced).

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's December 31, 2010 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.